SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Coronado Biosciences, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

21976U109

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lindsay A. Rosenwald, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 3,381,178 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,381,178 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,178 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Does not include (i) 453,822 shares of common stock held by the LAR Family Trusts and the Lindsay A. Rosenwald M.D. 2000 Family Trust, (ii) 7,360 shares of common stock underlying warrants held by the LAR Family Trusts or (iii) 1,000,000 shares of common stock held by trusts established for the benefit of Dr. Rosenwald’s family, over which Dr. Rosenwald does not have any voting or dispositive control.

(2)	Based on 18,604,245 shares of common stock outstanding as of December 31, 2011, as provided to us by the issuer.

Item 1.

(a)	Name of Issuer:

Coronado Biosciences, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

15 New England Executive Park

Burlington, MA 01803

Item 2.

(a)	Name of Person Filing: Lindsay A. Rosenwald, M.D.

(b)	Address of Principal Business Office or if none, Residence:

c/o Coronado Biosciences, Inc.

15 New England Executive Park

Burlington, MA 01803

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $.001 par value (“Common Stock”)

(e)	CUSIP Number: 21976U109

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: As of the date hereof, the Reporting Person beneficially owns an aggregate of 3,381,178 shares of Common Stock, consisting of (a) 2,459,001 shares of Common Stock held directly by Dr. Rosenwald, (b) 742,861 shares of Common Stock held by Paramount Biosciences, LLC, (c) 170,983 shares of Common Stock held by Capretti Grandi, LLC and (d) 8,333 shares of Common Stock issuable upon the exercise of options held by Dr. Rosenwald exercisable in the next 60 days. Dr. Rosenwald has voting and dispositive control over the shares of Common Stock held by Paramount Biosciences, LLC and Capretti Grandi, LLC. Does not include (i) 453,822 shares of Common Stock held by the LAR Family Trusts and the Lindsay A. Rosenwald M.D. 2000 Family Trust, (ii) 7,360 shares of common stock underlying warrants held by the LAR Family Trusts or (iii) 1,000,000 shares of Common Stock held by trusts established for the benefit of Dr. Rosenwald’s family, over which Dr. Rosenwald does not have any voting or dispositive control.

(b)	Percent of Class: 18.2%. The percentage is calculated based on 18,604,245 shares of Common Stock outstanding as of December 31, 2011, as provided to us by the Issuer.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,381,178

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 3,381,178

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

By:	/s/ Lindsay A. Rosenwald
Lindsay A. Rosenwald, M.D.